SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 1, 2007

Publicis Groupe S.A.

133, avenue des Champs-Elysées 75008 Paris France (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F     X                                            Form 40-F  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes  ___                                                       No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Content: Press Release

EXHIBIT LIST

Exhibit	Description
99.1	Press Release

The attached document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The use of the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in the attached document are intended to identify those statements as forward looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of the attached document. Other than in connection with applicable securities laws, the Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of the attached document or to reflect the occurrence of unanticipated events. The Company urges you to review and consider the various disclosures it made concerning the factors that may affect its business carefully, including the disclosures made under the heading "Risk Factors" and "Forward-Looking Statements" in documents the Company has filed with the U.S. Securities and Exchange Commission.

The information and document furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act or otherwise be subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PUBLICIS GROUPE S.A.

By: /s/ Jean-Michel Etienne
Jean-Michel Etienne
Chief Financial Officer

Date: March 1, 2007.